SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(AMENDMENT NO. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DYCOM INDUSTRIES, INC.
(Name of Subject Company (Issuer))
DYCOM INDUSTRIES, INC. (ISSUER)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
Common Stock, Par Value $0.33 1/3 Per Share
(Including the Associated Preferred Stock Purchase Rights
issued under the Shareholder Rights Agreement)
(Title of Class of Securities)
267-475-10-1
(CUSIP Number of Class of Securities)
Richard B. Vilsoet, Esq.
General Counsel and Corporate Secretary
Dycom Industries, Inc.
11770 U.S. Highway 1, Suite 101
Palm Beach Gardens, FL 33408
(561) 627-7171
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of Filing Persons)
Copy to:
Thomas J. Friedmann, Esq.
Shearman & Sterling LLP
801 Pennsylvania Avenue, NW, Suite 900
Washington, D.C. 20004-2604
(202) 508-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$199,500,000	$23,481.15

* Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 9,500,000 shares of common stock at the maximum tender offer price of $21.00 per share.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the value of the transaction.
☒   Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23,481.15	Filing Party: Dycom Industries, Inc.
Form or Registration No.: Schedule TO	Date Filed: September 13, 2005
☐   Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☐   third-party tender offer subject to Rule 14d-1.
☒   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 13, 2005 (the “Schedule TO”) by Dycom Industries, Inc., a Florida corporation (the “Company”), relating to a tender offer by the Company for up to 9,500,000 shares of its common stock, par value $0.33 1/3 per share, including the associated preferred stock purchase rights (the “Rights”) issued under the Shareholder Rights Agreement dated April 4, 2001 between the Company and First Union National Bank, as Rights Agent, at a price not greater than $21.00 nor less than $18.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 13, 2005, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.
     The information in the Offer is incorporated in this Amendment by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEMS 1 THROUGH 11
     Items 1 through 11 of the original Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which were filed with the original Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively, are hereby amended and supplemented as follows:
Offer to Purchase
(1) The sentence in the box on the cover page is amended by deleting the words “5:00 P.M.” and substituting the words “12:00 MIDNIGHT”.
(2) The fourth sentence in the first paragraph on page i is amended by deleting the word “certain” and substituting the word “all”.
(3) The second sentence in the second indented paragraph on page ii is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 midnight”.
(4) The first sentence in the last paragraph on page iii is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 midnight”.
(5) The second sentence in the last paragraph on page iv is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 midnight”.
(6) The third sentence in the last paragraph on page iv is amended, at the top of page v, by deleting the words “5:00 p.m.” and substituting the words “12:00 midnight”.
(7) The second sentence in the last paragraph on page v is amended by deleting the phrase “at least” and substituting the phrase “up to”.
(8) The first sentence in the second paragraph on page 1 is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 midnight”.

(9) The first sentence in the second paragraph on page 3 is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 midnight”.
(10) The first sentence in the fourth paragraph on page 3 is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 midnight”.
(11) The last paragraph on page 3 is amended by adding the following sentence after the first sentence: “Once the purchase price has been determined, we intend to promptly disclose such price in a manner reasonably calculated to inform security holders of this information, which will include a press release through PR Newswire or another comparable service and a filing on Form 8-K of such information.”
(12) The third sentence in the second paragraph on page 5 is amended by deleting the phrase “at least” and substituting the phrase “up to”.
(13) The third sentence in the first paragraph under Section 4 on page 11 is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 midnight”.
(14) The second sentence in the last paragraph under Section 5 on page 12 is amended by deleting the phrase “at least” and substituting the phrase “up to”.
(15) The last paragraph under Section 4 on page 12 is amended by deleting the phrase “for any reason” and substituting the phrase “as a result of a failure of a condition disclosed in Section 7”.
(16) The last paragraph under Section 4 on page 12 is amended by adding at the end of the paragraph the following sentence: “Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.”
(17) The first bulleted point under Section 7 on page 14 is amended by adding immediately after the phrase “there has occurred” the phrase “any significant change in the general political, market, economic or financial conditions in the United States or abroad that is reasonably likely to adversely affect our business or the trading in the shares, including, but not limited to, the following”.
(18) The second paragraph under Section 9 on page 16 is amended by deleting the phrase “with various lenders and Wachovia Bank N.A., as agent,” and substituting the phrase “, which is described below,”.
(19) Section 9 is amended by adding the following paragraphs after the second paragraph of such section:
     We entered into a credit agreement on December 21, 2004 with certain lenders named therein, Wachovia Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent, Suntrust Bank, Harris Trust and Savings Bank, HSBC Bank USA and LaSalle Bank National Association, as Documentation Agents, and Wachovia Capital Markets LLC, as sole lead arranger and sole bookrunner.
     The credit agreement provides for a maximum borrowing of $300.0 million and terminates on December 21, 2009. This maximum borrowing may be reduced from time to time in accordance with the terms of the credit agreement. The credit agreement contains a sublimit of $100.0 million for the issuance of letters of credit. Amounts borrowed under the credit agreement may be borrowed, repaid and reborrowed from time to time until December 21, 2009.

     Borrowings under the credit agreement bear interest, at our option, at either (a) the bank’s base rate, described in the credit agreement as the higher of the annual rate of the lead bank’s prime rate or the federal funds rate plus 0.50%, or (b) LIBOR (a publicly published rate) plus, in either case, a spread based upon our consolidated leverage ratio. Based on our current leverage ratio, borrowings would be eligible for a spread of 0.0% for revolving borrowings based on prime rate or the federal funds rate and 1.0% for revolving borrowings based on LIBOR. Under the credit agreement, we agree to pay a facility fee, payable quarterly, at rates that range from 0.2% to 0.375% of the unutilized commitments, depending on our leverage ratio, provided that in the event we are utilizing less than one-third of the facility, the fee will be 0.375% of the unutilized commitments. Payments under the credit agreement are guaranteed by most of our subsidiaries.
     On September 12, 2005, we amended our credit agreement to allow for the issuance and sale of up to $150,000,000 aggregate principal amount of senior subordinated notes and the application of the net proceeds of such notes offering towards payment for the shares tendered in the Offer. The amendment also amends, among other things, certain financial covenants in the credit agreement and provides that a modification of the subordination provisions of the indenture will be a default under the credit agreement. After giving effect to the amendment we are required to (1) maintain a consolidated leverage ratio of (a) prior to the consummation of the tender offer, not greater than 2.75 to 1.00 and (b) after the tender offer, not greater than 3.00 to 1.00, (2) maintain an interest coverage ratio of not less than 2.75 to 1.00, as measured at the end of each fiscal quarter and (3) maintain consolidated tangible net worth, which will be calculated at the end of each fiscal quarter, of not less than (a) prior to the consummation of the tender offer, $200.0 million plus 50% of consolidated net income (if positive) from December 21, 2004 to the date of computation plus 75% of the equity issuances made from December 21, 2004 to the date of computation and (b) after the consummation of the tender offer, $50.0 million plus 50% of consolidated net income (if positive) from the effective date of the amendment to the date of computation plus 75% of the equity issuances made from the date of the amendment to the date of computation. As of July 30, 2005, we had no borrowings under the credit agreement and had $37.3 million face amount of letters of credit outstanding under the facility sublimit for letters of credit. We may borrow up to $50.0 million under the credit agreement to pay a portion of the shares of our common stock tendered in the Offer.
Letter of Transmittal
(20) The sentence in the box on the cover page is amended by deleting the words “5:00 P.M.” and substituting the words “12:00 MIDNIGHT”.

ITEM 12
Item 12 of the Schedule TO is hereby amended as follows:
(1) In Exhibit (a)(1)(C), Notice of Guaranteed Delivery, the sentence in the box on the cover page is amended by deleting the words “5:00 P.M.” and substituting the words “12:00 MIDNIGHT”.
(2) In Exhibit (a)(1)(D), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 13, 2005 (the “Letter to Brokers”), the sentence in the box on the cover page is amended by deleting the words “5:00 P.M.” and substituting the words “12:00 MIDNIGHT”.
(3) In the Letter to Brokers, the last sentence on the cover page is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 midnight”.
(4) In Exhibit (a)(1)(E), Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 13, 2005 (the “Letter to Clients”), the sentence in the box on the cover page is amended by deleting the words “5:00 P.M.” and substituting the words “12:00 MIDNIGHT”.
(5) In the Letter to Clients, the sentence under subheading 4 on page 2 is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 midnight”.
(6) In the Letter to Clients, the second sentence in the second last paragraph on page 2 is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 midnight”.
(7) In Exhibit (a)(1)(J), Letter to Stockholders from the President and Chief Executive Officer dated September 13, 2005, the sentence in the third last paragraph is amended by deleting the words “5:00 p.m.” and substituting the words “12:00 midnight”.
(8) The following exhibit is added: (a)(5)(A), Press Release issued by the Company on September 23, 2005.
(9) The following exhibit is added: (a)(5)(B), Press Release issued by the Company on September 27, 2005.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 27, 2005

DYCOM INDUSTRIES, INC.
By:	/s/ Richard B. Vilsoet
	Name:	Richard B. Vilsoet
	Title:	Corporate Secretary

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated September 13, 2005.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 13, 2005.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated September 13, 2005.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)*	Press Release, dated September 12, 2005, incorporated by reference to the Company’s Statement on Schedule TO filed on September 13, 2005.
(a)(1)(H)*	Press Release, dated September 12, 2005.
(a)(1)(I)*	Summary Advertisement.
(a)(1)(J)*	Letter to Stockholders from the President and Chief Executive Officer of the Company dated September 13, 2005.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)**	Press Release, dated September 23, 2005.
(a)(5)(B)**	Press Release, dated September 27, 2005.
(b)(1)	Credit Agreement dated as of December 21, 2004, among the Company and certain lenders named therein, Wachovia Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent, Suntrust Bank, Harris Trust and Savings Bank, HSBC Bank USA and LaSalle Bank National Association, as Documentation Agents and Wachovia Capital Markets LLC, as sole lead arranger and sole bookrunner, incorporated by reference from Exhibit 10.1 to Form 8-K dated December 23, 2004 (File No. 001-10613).
(b)(2)	First Amendment to Credit Agreement, dated as of September 12, 2005, incorporated by reference to Exhibit 10.1 on Form 8-K dated September 13, 2005.
(d)(1)	1991 Incentive Stock Option Plan, incorporated by reference to the Company’s Definitive Proxy Statement filed with the Commission on November 5, 1991.
(d)(2)	1998 Incentive Stock Option Plan, incorporated by reference to the Company’s Definitive Proxy Statement filed with the Commission on September 30, 1999 (File No. 001-10613).
(d)(3)	2001 Directors Stock Option Plan, incorporated by reference to Exhibit B of the Company’s Definitive Proxy Statement, filed with the Commission on October 9, 2001 (File No. 001-10613).
(d)(4)	2002 Directors Restricted Stock Plan, incorporated by reference to Exhibit A of the Company’s Definitive Proxy Statement, filed with the Commission on October 22, 2002 (File No. 001-10613).
(d)(5)	2003 Long-Term Incentive Plan, incorporated by reference to Exhibit A of the Company’s Definitive Proxy Statement, filed with the Commission on October 30, 2003 (File No. 001-10613).
(d)(6)	Shareholder Rights Agreement, dated April 4, 2001, between the Company and the Rights Agent (which includes the Form of Rights Certificate, as Exhibit A, the Summary of Rights to Purchase Preferred Stock, as Exhibit B, and the Form of Articles of Amendment to the Articles of Incorporation for Series A Preferred Stock, as Exhibit C), incorporated by reference to Dycom’s Form 8-A filed with the Commission on April 6, 2001 (File No. 001-10613).
(g)	Not Applicable
(h)	Not Applicable

*	Previously filed on Schedule TO on September 13, 2005.

**	Filed herewith.